

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

<u>Via Email</u>
Huitian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102 Chengzhan Road
Liuzhou City, Guangxi Province
P.R.C. 54007

> **Re: China BCT Pharmacy Group, Inc.**
> **Amendment No. 4 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed October 9, 2012**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

1.   We note your response to comment 2 from our letter dated October 9, 2012 and the amended filing. Please reconcile the statement made in your amended Form 10-K that you have corrected the material deficiency with respect to your accounts receivable records with the analysis provided that suggests you continue to have a $705,098 balance that you are unable to individually segregate. Also, your response letter dated September 6, 2012 indicates you are no longer engaging in these sales, please advise why there are $1.2 million in additions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director